

02006888

JRITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

VP 3-11-02

ANNUAL AUDITED R
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
8-035316
8-46649

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United Heritage Financial Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

707 East United Heritage
(No. and Street)

Meridian (City) ID (State) 83642 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Winderl (208) 475-0921
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1211 S.W. Fifth Avenue, Suite 2000 | Portland | OR | 97204
(ADDRESS) Number and Street | City | State | Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON
FINANCIAL

P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

RECEIVED
MAR 01 2002

OATH OR AFFIRMATION

I, Jack J. Winderl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of United Heritage Financial Services, Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LEONA METTILLE
Notary Public
State of Idaho

Leona Mettille
Notary Public

Jack J. Winderl
Name
Title President & CEO

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Board of Directors
United Heritage Financial Services, Inc. and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of United Heritage Financial Services, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Heritage Financial Services, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 15c3-1 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
January 31, 2002



UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2001 and 2000

Assets		2001	2000
Cash and cash equivalents	$	519,360	260,685
Deposits with clearing organization		35,000	35,000
Accrued interest receivable		3,312	—
Prepaid expenses		—	15,600
Securities owned:			
Marketable		503,255	125,001
Non-marketable		18,900	3,300
Receivable from brokers and dealers		88,737	81,563
Furniture and equipment (net of accumulated depreciation of $3,039 and $3,419 at 2001 and 2000, respectively)		7,568	4,675
Total assets	$	1,176,132	525,824
Liabilities and Stockholder's Equity			
Accrued sales commissions	$	86,593	66,125
Accounts payable and accrued expenses		86,844	35,463
Total liabilities		173,437	101,588
Stockholder's equity:			
Common stock, $1 par value (500,000 shares authorized; 936 shares issued and outstanding at 2001 and 436 shares issued and outstanding at 2000)		936	436
Additional paid-in capital		934,064	434,564
Retained earnings (accumulated deficit)		67,695	(10,764)
Total stockholder's equity		1,002,695	424,236
Total liabilities and stockholders' equity	$	1,176,132	525,824

See accompanying notes to consolidated financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Income

Years ended December 31, 2001 and 2000

		2001	2000
Revenues:			
Dealer commissions	$	2,533,073	2,234,326
Interest and dividend income		25,103	18,696
Total revenues		2,558,176	2,253,022
Expenses:			
Salaries, benefits and payroll taxes		175,478	131,695
Sales commissions		1,877,063	1,747,794
Rent expense		142,972	101,933
Other expenses		216,502	180,878
Total expenses		2,412,015	2,162,300
Income before income tax		146,161	90,722
Provision for income taxes		67,702	12,279
Net income	$	78,459	78,443

See accompanying notes to consolidated financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Changes
in Stockholder's Equity

Years ended December 31, 2001 and 2000

	Common stock			Additional paid-in capital	Retained earnings (accumulated deficit)	Total stockholder's equity
	Shares		Amount			
Balance, December 31, 1999	436	$	436	434,564	(89,207)	345,793
Net income	—		—	—	78,443	78,443
Balance, December 31, 2000	436		436	434,564	(10,764)	424,236
Net income	—		—	—	78,459	78,459
Issuance of common stock	500		500	499,500	—	500,000
Balance, December 31, 2001	936	$	936	934,064	67,695	1,002,695

See accompanying notes to consolidated financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2001 and 2000

		2001	2000
Cash flows from operating activities:			
Net income	$	78,459	78,443
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortization		1,826	2,348
Loss on disposal of furniture and equipment		—	957
Unrealized gain on investments		3,583	8,758
Changes in operating assets and liabilities:			
Accrued interest receivable		(3,312)	—
Deposits with clearing organizations		—	36,746
Prepaid expenses		15,600	(15,600)
Securities owned		(397,437)	(137,059)
Receivable from brokers and dealers		(7,174)	(35,372)
Accrued sales commissions		20,468	28,206
Accounts payable and accrued expenses		51,381	12,622
Net cash used in operating activities		(236,606)	(19,951)
Cash flows from investing activities:			
Purchase of furniture and equipment		(4,719)	(3,294)
Proceeds from sale of furniture and equipment		—	600
Net cash used in investing activities		(4,719)	(2,694)
Cash flows from financing activities:			
Proceeds from issuance of common stock		500,000	—
Net cash and cash equivalentsprovided by financing activities		500,000	—
Net increase (decrease) in cash and cash equivalents		258,675	(22,645)
Cash and cash equivalents at beginning of year		260,685	283,330
Cash and cash equivalents at end of year	$	519,360	260,685
Supplemental disclosures of cash flow information:			
Cash paid during the year for taxes	$	44,730	9,279

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

United Heritage Financial Services, Inc. (the Company), and its wholly owned subsidiary, United Heritage Financial Services of Nevada, Inc., were established for the purpose of marketing equity based products and variable annuities as a broker/dealer. The Company was formed in 1993 as a wholly owned subsidiary of United Heritage Holdings, Inc. which was a wholly owned subsidiary of United Heritage Mutual Life Insurance Company (UHMLIC). In 2001, a corporate reorganization under a mutual holding company was completed. UHFS is now wholly owned by United Heritage Financial Group, which is owned by United Heritage Mutual Holding Company. United Heritage Financial Services, Inc. is registered with the Securities and Exchange Commission to be licensed as a broker/dealer. The Company is engaged primarily in the business of brokering mutual funds, corporate stock, and variable products to investors.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of United Heritage Financial Services, Inc. and United Heritage Financial Services of Nevada, Inc., its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with maturities of three months or less when purchased to be cash equivalents.

(d) Securities Valuation

Marketable equity securities owned are stated at market value, with changes therein reflected in the results of operations. Other equity securities, which are non-marketable, are carried at cost.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

(f) Revenue Recognition

Fees are recognized in the period in which the related services are rendered on a trade date basis of accounting.

(g) Advertising Costs

The Company expenses the costs of advertising in the period in which the costs are incurred. Advertising costs to date have not been significant.

(Continued)

(h) ***Income Taxes***

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(i) ***Fair Value of Financial Instruments***

The carry value of cash and cash equivalents, due from clearing agent, accounts payable and accrued expenses approximate the fair value due to the short maturities.

(j) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(k) ***Reclassifications***

Certain reclassifications have been made in the 2000 financial statements to conform to the 2001 presentation.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $915,061 at December 31, 2001 and $370,962 at December 31, 2000 which was $890,061 and $345,962, respectively, in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.19 to 1 and 0.27 to 1 at December 31, 2001 and 2000, respectively.

(4) Income Taxes

For 2001, the difference between the expected tax expense, using the federal statutory rate, and the actual provision for income taxes is due to state taxes.

For 2000, the difference between the expected tax expense, using the federal statutory rate, and the actual provision for income taxes is primarily due to state taxes and the decrease in the valuation allowance for deferred tax assets.

The Company has not recorded a net deferred tax asset or liability for the years ended December 31, 2001 and 2000, as such amounts are immaterial.

(5) Employee Retirement and Benefit Plans

The Company has a defined benefit retirement plan offered through United Heritage Life Insurance Company. It is the Company's policy to fund pension benefits as they accrue and to fully fund all vested benefits. The Company made contributions to this plan and recognized a related pension expense of $10,408 and $4,560 in 2001 and 2000, respectively.

The Company also participates in the United Heritage Life Insurance Company's Incentive and Thrift Plan with a 401(k) feature for which all employees age twenty-one or over are eligible to participate. Participating employees may elect to contribute a maximum of 20% of their base pay. The Company matches employee contributions up to a maximum of 4% of employee salaries. For the years ended December 31, 2001 and 2000, the Company's contribution to the Incentive and Thrift Plan was $6,660 and $2,600, respectively.

(6) Lease Commitments

The Company entered into a non-cancelable operating lease for an automobile during January 2000. The lease expires in January 2003. Future minimum lease payments under this lease are $4,876 for each of the two years ended December 31, 2001 and 2002. Total lease expense for all leases for the years ended December 31, 2001 and 2000 was $4,876 and $6,865, respectively.

(7) Related Party Transactions

Revenues net of clearing expenses from transactions with UHLIC were $61,947 and $30,883 in 2001 and 2000, respectively.

Schedule 1

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Computation of Net Capital, Aggregate Indebtedness
and Ratio of Aggregate Indebtedness to Net
Capital Under Rule 15c3-1

December 31, 2001

Net capital:			
Total stockholder's equity		$	1,002,695
Less nonallowable assets:			
Receivables	1,903		
Furniture and equipment, net of accumulated depreciation	7,568		9,471
Net capital before haircuts			993,224
Haircuts computed pursuant to Rule 15c3-1(f)			(78,163)
Net capital		$	915,061
Aggregate indebtedness:			
Accrued sales commissions, accounts payable and accrued expenses			173,437
Total aggregate indebtedness		$	173,437
Computation of basic net capital requirement:			
Net capital requirement, greater of $25,000 or 6-2/3% of aggregate indebtedness			25,000
Net capital in excess of required amount			890,061
Net capital		$	915,061
Excess of net capital at 1,000%		$	897,717
Ratio of aggregate indebtedness to net capital			0.19

This computation does not materially differ from the computation of net capital included in Focus Part II filed by respondent as of December 31, 2001.



Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Heritage Financial Services, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of United Heritage Financial Services, Inc. and subsidiary (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
January 31, 2002

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Table of Contents


KPMG

**UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY**

Consolidated Financial Statements and
Supplementary Information

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)